

April 1, 2011

Mr. Yulu Bai
Chief Executive Officer
China Forestry Industry Group, Inc.
Jun Yue Hua Ting, Building A
3rd Floor, Unit – 1
#58 Xin Hua Road
Guiyang, Guizhou Province 550002
People's Republic of China

> **Re: China Forestry Industry Group, Inc. (f/k/a Phoenix Energy Resource Corporation)**
> **Amendment No. 3 to Form 8-K**
> **Filed March 11, 2011**
> **File No. 000-52843**

Dear Mr. Bai:

We have reviewed your response letter dated March 11, 2011 and your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comments one and two from our letter dated February 11, 2011. Please revise your risk factor on page 20 to include the details in your response. Specifically, at a minimum, you should disclose the following in addition to what has already been disclosed: "We believe that our accounting team lacks prior experience in the preparation and consolidation of financial statements in accordance with U.S. GAAP. As such, we intend to seek out and retain additional accounting staff with more experience in the preparation and consolidation of financial statements in accordance with U.S. GAAP. In the interim, we have engaged AuditPrep Limited (the "U.S. GAAP Consultant")**,** to prepare and review our US GAAP financial statements commencing

with the fiscal quarter ending March 31, 2011, and to assist us with the preparation of our annual report on Form 10-K for the fiscal year ended December 31, 2010 (the "Form 10-K") to be filed on or before March 31, 2011." You should also disclose that you believe "that, during the period ended December 31, 2010, we had a material weakness in our internal controls over financial reporting."

2. Further, since you believe that during the period ended December 31, 2010 you had a material weakness in your internal controls over financial reporting, we believe that such a weakness would result in your evaluation of internal controls over financial reporting to be <u>not</u> effective for the fiscal year ended December 31, 2010. Please amend your disclosure to state the same.

Description of Business, page 3

Our Corporate History and Background, page 4

3. We note your response to comment four in our letter dated February 11, 2011. Please revise the disclosure in the Form 8-K to provide the substance of your response in a section that discusses how you reorganized Aosen Forestry for the purpose of becoming a reporting company with the SEC. In this section, disclose that Mr. Yulu Bai would have been prohibited under PRC law from incorporating Bingwu Forestry in Hong Kong and acquiring Aosen Forestry, which is why the establishment of Bingwu Forestry as a foreign holding company over Aosen Forestry was accomplished by having Mr. Bai's wife, a non-PRC citizen, incorporate and become the sole shareholder of Bingwu Forestry and then enter into an agreement with Mr. Bai to acquire control of Bingwu Forestry after one year.

Assumption and Conversion of Outstanding Notes and Warrant, page 5

4. Please discuss your notes to Horoy and Goldenbridge in the notes to your financial statements and tell us how you accounted for these notes. Tell us where they are recorded in your financial statements at September 30, 2010. Disclose all terms of the notes, including the conversion terms and warrants. Tell us how these notes and the working capital received from Horoy and Goldenbridge are reflected in your consolidated statements of cash flows for the nine months ended September 30, 2010.

Competition, page 9

5. We note your response to comment six in our letter dated February 11, 2011 including discussion of your plans to first harvest wood from your regenerative forest in 2012. Please disclose what percentage of your raw materials you anticipate obtaining from your forestry land.

6. We note your statement that "We have entered into joint management agreements with local farmers to look after and maintain our forest land, in exchange for funding, technological guidance, young trees, fertilizers, our sale of produce from the land to third parties, and a pro rata share of such sales revenue. Sales revenues from this arrangement is usually apportioned on an 80:20 basis, with the Company receiving 80% and the local farmer receiving 20%." Please disclose detailed information about these agreements in your management's discussion and analysis and notes to your financial statements. You should at a minimum discuss the terms of these agreements, how you are accounting for these arrangements, how much revenue and / or expense has resulted from these arrangements, how these arrangements have affected your results of operations, and your revenue recognition policy as it relates to these agreements.

Intellectual Property, page 10

7. We note your response to comment eight in our letter dated February 11, 2011, your revised disclosure on page 10 and Exhibit 10.22, Trademark Transfer Agreement for trademark number 1182064. This agreement refers to Guizhou Yinyan Wood Co. Limited as the transferee. Please revise your Our Corporation History and Background section disclosure to account for Guizhou Yinyan Wood Co. Limited in your corporate structure and history and how it came to hold the "Silvan" trademark.

PRC Government Regulations, page 11

Dividend Distributions, page 13

8. We note your response to comment 10 in our letter dated February 11, 2011 including that Silvan Flooring plans to allocate at least 10% of after-tax profit to the statutory general reserve fund during the second half of 2011. Please tell us whether this planned allocation is intended to address reserve funding requirements for 2010. Additionally, please tell us why you plan to wait to fund the reserve fund in the second half of 2011 and not sooner. Lastly, discuss your revised disclosure on this point in your Management's Discussion and Analysis.

Circular 75, page 14

9. We note your response to comment 11 in our letter dated February 11, 2011. However, we also note that no revision was made to the section titled "Circular 75." Please revise this section to provide consistent disclosure with the revisions made in your risk factor on page 22 covering the same topic.

Mergers and Acquisitions, page 14

10. We note your response to comment 12 in our letter dated February 11, 2011. Please revise your disclosure to provide a full discussion of the basis for PRC legal counsel's

opinion that the acquisition of Aosen Forestry by Bingwu Forestry, including the Option Agreement between Ms. Ren Ping Tu and Mr. Yulu Bai, does not constitute a round-trip investment. For example, you have not provided an analysis of why the fact that the company is not a party to the option agreement would not be covered by "any indirect arrangement or series of arrangements which achieves the same effect." You have also not provided an analysis of the significance under PRC law of the fact that Mr. Bai's option to acquire control of the company will not vest until "12 months following the acquisition."

Risk Factors Related to Our Business, page 16

11. We note your response to comment 14 in our letter dated February 11, 2011. Please revise your Business section disclosure to discuss your system of working with government-authorized testing agencies to test your new products for qualification with government standards prior to mass production and sale of these new products.

Obligations under Material Contracts, page 32

12. We note your response to comment 18 in our letter dated February 11, 2011. Please disclose why Aosen Forestry obtained a loan from Mr. Bai for the land use rights to the eucalyptus tree forest rather than using other forms of financing. Disclose the amount originally paid by Mr. Bai for the forestry rights and when Mr. Bai received government approval for the forestry rights. Disclose whether the transfer has been registered and has received government approval and, if so, when and from what governmental authority. Disclose what land use rights Aosen Forestry obtained in this transaction.

Properties, page 35

13. Please disclose the potential penalties and other impacts on the company should you be denied land use rights or other approvals for all uses of the land at your corporate headquarters.

14. We note your response to comment 20 in our letter dated February 11, 2011. Please tell us why you consider these stores "flagship stores" as opposed to regular stores or another distinction. Describe the material terms of any arrangements or agreements with the lessees of the properties. Disclose whether the agreements are in writing and, if so, file them as exhibits. Disclose whether you or any of your affiliates are paying the leasing fees or any other fees in connection with the stores. Disclose why you believe that you will be able to transfer the leases to you and when you believe the transfers will be complete. Update your disclosure for any developments regarding the expired leases. Lastly, identify the lessees who are affiliates of GST.

Consolidated Statements of Income and Other Comprehensive Income, page F-5

15. Please tell us how you rolled forward your net income, foreign currency translation gain as well as other line items from six months ended June 30, 2010 to nine months ended September 30, 2010.   For example why is your foreign currency translation gain for the nine months ended September 30, 2010 equal to $582,678 if it was $183,491 for the six months ended June 30, 2010 and $913,206 for the three months ended September 30, 2010?

Consolidated Statements of Cash Flows, page F-6

16. Please tell us what is included in your line item "Additional paid in capital," under cash flows from financing activities.

2.4 Basis of Consolidation F-8

17. We note your response to comment 23 from our letter dated February 11, 2011. However your disclosure on page F-8 still discusses this as a reverse merger and not a business combination under common control. Please revise in this section and any other section where you refer to the May 18, 2010 agreement between CBF and QAF.

2.16 Property and Equipment, page F-11

18. We note your response to comment 25 from our letter dated February 11, 2011. Tell us what specific experience your management has regarding this type of equipment. In relation to this machinery, tell us why you believe you will have economic benefit to generate cash flows for the next 30 years. Refer to your basis in accounting literature.

16. Common Stock, page F-24

19. We note your response to comment 26 from our letter dated February 11, 2011. You state that "Aosen Forestry issued 3,791,740 shares at par value $1 per share as consideration for paid in capital contributions made to the Company in prior year by Mr. Yulu Bai, a shareholder of Aosen Forestry at the time." You also state that the Aosen Forestry audited financial statements for the fiscal year ended December 31, 2009, properly reflect these shares as common stock subscribed. However, we did not see common stock subscribed for these shares in the Aosen Forestry financial statements. We also do not see a contribution from the shareholder received in the prior year for $3,791,740. Please explain and tell us why your accounting is appropriate. Refer to your basis in the accounting literature.

18. Product Line Information, page F-25

    20. We note that your sales for wooden fiber sheets were $286,392 for the three months ended September 30, 2010 and were $6,970,666 for the three months ended June 30, 2010. Please explain why sales would be so dramatically different between the two periods.   In addition, provide this explanation in your Management's Discussion and Analysis disclosure. Please note that your MD&A should talk about material results related to different product lines, including future trends and uncertainties related to those product lines. Please refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350; 34-48960; FR-72 at: http://www.sec.gov/rules/interp/33-8350.htm.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-52

    21. We note your response to comment 28 from our letter dated February 11, 2011. However, you should provide adjustments to eliminate the historical income and expenses of PNXR in the "Pro Forma Adjustments" column, not just zero out PNXR historical results. In addition please delete the pro forma balance sheet as of December 31, 2009 and June 30, 2010. Please include the pro forma balance sheet for September 30, 2010 and pro forma income statement for the nine months ended September 30, 2010.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551- 3828 if you have any questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                    Sincerely,

                    /s/ Celeste Murphy for

                    Larry Spirgel
                    Assistant Director

cc: <u>Sent via facsimile to (202) 354-4848</u>
     Dawn Bernd-Schulz, Esq.
  Pillsbury Winthrop Shaw Pittman LLP